UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2022

Commission File Number: 001-40875

NUVEI CORPORATION
(Exact name of registrant as specified in its charter)

1100 René-Lévesque Boulevard West, Suite 900
Montreal, Quebec H3B 4N4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The audit report of PricewaterhouseCoopers LLP dated March 8, 2022 on the annual financial statements of the Registrant as of December 31, 2021 and 2020 and for each of the two years in the two-year period ended December 31, 2021 that is being furnished as an exhibit to this report on Form 6-K has been prepared in accordance with applicable Quebec provincial professional requirements in Canada. It contains certain additional information that was not required to be included in the audit report that was filed with the Securities and Exchange Commission as part of the Registrant’s Annual Report on Form 40-F.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	PricewaterhouseCoopers LLP – Report of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nuvei Corporation
Date: March 8, 2022	By:	/s/ Lindsay Matthews
		Name	Lindsay Matthews
		Title:	General Counsel